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                            September 29, 2022

       Timothy R. Kraus
       Senior Vice President and Chief Financial Officer
       Dana Incorporated
       3939 Technology Drive
       Maumee, Ohio 43537

                                                        Re: Dana Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
September 15, 2022
                                                            File No. 001-01063

       Dear Mr. Kraus:

              We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Response Dated September 15, 2022

       Risk Factors, page 7

   1. Your response to prior comment two indicates that existing risk factor disclosure
                                                        "addresses the
transition risks related to climate change," yet this disclosure does not appear to address the
climate change-related transition risks noted in our comment. Please tell us how you
considered addressing other transition risks related to climate change, including those
identified in our comment. Include information regarding the material effects of the
transition risks related to climate change that you have considered.
 Timothy R. Kraus
FirstName LastNameTimothy R. Kraus
Dana Incorporated
Comapany 29,
September NameDana
              2022 Incorporated
September
Page 2    29, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

2. We note your response to prior comment four and reissue it in part. As requested by our prior comment, please tell us about and quantify capital expenditures for your climate-
         related projects for each of the periods covered by your Form 10-K and tell us about amounts you expect to incur in future periods.
3. We note the disclosure cited in your response, yet reissue prior comment five as it does not appear that each of the items identified in our prior comment is addressed in your response. Please provide us with additional analysis of the indirect consequences of climate-related regulations or business trends. Include information explaining how the disclosed risks related to such consequences specifically address developments regarding climate change or tell us how you concluded on the materiality of the items for which disclosure was not deemed necessary.
4. We note your response to prior comment eight that you did not engage in purchases or sales of carbon credits or offsets during periods covered by your Form 10-K. Please tell us whether you expect to purchase carbon credits or offsets in future periods.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing